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May 2, 2008

VIA EDGAR AND HAND DELIVERY

Mr. David Link

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verso Paper Corp.

Registration Statement on Form S-1

Filed December 20, 2007

(File No. 333-148201)

Dear Mr. Link:

On behalf of our client, Verso Paper Corp. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 30, 2008, with respect to Amendment No. 3 to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on April 25, 2008 (“Amendment No. 3”). Earlier today, the Registrant filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) revised to reflect changes prompted by your comments. Amendment No. 4 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 4, three of which have been marked to show changes as compared to Amendment No. 3.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

Recent Developments, page 7

1.	We note that you have added information regarding your expected results of operations for the quarter ended March 31, 2008. We also note that you state that “the estimates are based upon a number of assumptions, estimates and business decisions that are inherently subject to significant uncertainties and contingencies many of which are beyond our control.” Please revise to discuss the assumptions, estimates and business decisions that your estimated results of operations are based upon.

May 2, 2008

Response: The Registrant has revised Amendment No. 4 to remove the referenced sentence from Recent Developments. The sentence was only intended to convey that the first quarter results are still preliminary, as the auditors are still in the process of completing their SAS 100 review, and therefore may change based on that review. The Registrant has also revised Amendment No. 4 to disclose that the financial information in the Recent Developments section is preliminary and unaudited. In an effort to provide potential investors with actual first quarter results sufficiently in advance of the pricing date, the Registrant intends to file another pre-effective amendment to the Registration Statement on or before May 8 and distribute the actual first quarter financial information, including updated MD&A and summary and selected financial information and related disclosures, to potential investors at that time in the form of an issuer free writing prospectus.

Use of Proceeds, page 28

2.	We note that you intend to pay $23.1 million to Apollo Global Management, LLC to terminate the fee arrangement under the management agreement. Please expand your disclosure of contractual obligations on page 50 to provide a footnote that describes the provisions of this contingency and the timing of when you expect it will impact your cash flows. In addition, disclose the contingency in the notes to your consolidated financial statements.

Response: As discussed with the Staff telephonically on May 1, 2008, Amendment No. 4 has been revised to further clarify that the $23.1 million payment to Apollo will only be made upon consummation of the initial public offering and, as described under “Use of Proceeds,” out of the net proceeds therefrom (there is no impact on the Registrant’s cash flows). In addition, the contractual obligations table on page 50 has been revised to include the annual payments that would be payable under the agreement, as well as a footnote disclosing the $23.1 million payment upon consummation of the offering and the expected termination of the annual fee arrangement. Also, as discussed with the Staff telephonically, note 14 to the Registrant’s consolidated financial statements has been revised to further clarify the terms of the annual fee arrangement, that Apollo has the right to terminate the annual fee arrangement in exchange for the present value of all future annual fee payments upon consummation of the Registrant’s initial public offering and Apollo’s exclusive right to act as a financial advisor or investment banker for the Registrant and the right to receive fees in connection therewith.

Certain Relationships and Related party Transactions, page 90

3.	Please clarify the “other services Apollo may provide to us,” as discussed in the last sentence of the third paragraph on page 90. Also, please clarify how long Verso Paper Corp. is subject to the 1% fee if it chooses an advisor other than Apollo for any merger, acquisition, disposition, or financing.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that the “other services Apollo may provide to us” refers to the financial advisory and investment

May 2, 2008

banking services described in the preceding paragraph under this section. Amendment No. 4 has been revised for further clarification. In addition, Amendment No. 4 has been revised to clarify that the agreement expires on August 1, 2018, and that the Apollo has the right to act as a financial advisor or investment banker for the Registrant, as described on page 91, at any time prior to the expiration of the management agreement.

Underwriting

Relationships, page 104

4.	Revise to identify the affiliates and the amounts loaned by the affiliates of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated under the Verso Finance Holdings LLC senior secured term loan facility and the Verso Fiber Farm LLC senior secured term loan facility and revolving credit facility.

Response: Amendment No. 4 has been revised in response to the Staff’s comment.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

5.	Please submit the Exhibit 1.1, Form of Underwriting Agreement, with your next amendment.

Response: The Form of the Underwriting Agreement has been filed with Amendment No. 4.

May 2, 2008

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1894.

Best regards,

/s/ Ian D. Schuman Ian D. Schuman
of LATHAM & WATKINS LLP

Enclosures

cc:	Robert Mundy

Peter Kesser

John Huber

Raymond Lin

Dennis Lamont

Nathan Ajiashvili

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